04 c 3/21/11

11021383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 14 2011

Washington, DC 110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65334

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BWK Trinity Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11755 Wilshire Blvd., Suite 2450
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Burke (310) 268-8330
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

11755 Wilshire Blvd. 17th Floor (Address) Los Angeles (City) California (State) 90025-1500 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/31

OATH OR AFFIRMATION

I, Kevin Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BWK Trinity Capital Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

LORI DIETZMAN
Commission # 1822224
Notary Public - California
Los Angeles County
My Comm. Expires Nov 11, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BWK TRINITY CAPITAL SECURITIES, LLC

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
BWK Trinity Capital Securities, LLC

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities, LLC (A single member limited liability company wholly-owned by Trinity Capital, LLC) as of December 31, 2010, and the related statements of operations and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2010 and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Los Angeles, California
March 10, 2011

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	29,681
Prepaid expenses and other		9,346
Total	$	39,027

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,852
Due to member		9,532
Total liabilities		20,384
Member's equity		18,643
Total	$	39,027

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

Revenues - investment banking fees	$	75,000
Operating expenses:		
Professional and consulting fees		22,525
Other operating expenses		7,151
Total operating expenses		29,676
Net income		45,324
Member's equity, beginning of year		183,319
Distributions to member		(210,000)
Member's equity, end of year	$	18,643

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Operating activities:	
Net income	$ 45,324
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	145,833
Prepaid expenses and other	(3,691)
Accounts payable and accrued expenses	(1,988)
Net cash provided by operating activities	185,478
Financing activities:	
Member distributions	(210,000)
Due to member	532
Net cash used in financing activities	(209,468)
Net decrease in cash	(23,990)
Cash, beginning of year	53,671
Cash, end of year	$ 29,681

See Notes to Financial Statements.

Note 1 - Business activity and summary of significant accounting policies:

Business activity:

BWK Trinity Capital Securities, LLC (the "Company") was organized in the State of Delaware on March 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a single member limited liability company, wholly-owned by Trinity Capital, LLC.

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2010 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

As a limited liability company, the member's liability is limited based on relevant state law.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Warrants received for services rendered are recognized at their fair value when received or later to the extent services have not yet been completed. Revenue from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Note 1 - Business activity and summary of significant accounting policies (Concluded):

Income taxes:

The Company is a limited liability company and is classified as a partnership for income tax purposes. The Company's profits and losses are reportable by the member on its income tax return. Accordingly, no provision for income taxes has been reflected in the financial statements, except for the minimum state taxes applicable to limited liability companies.

Subsequent events:

The Company has evaluated the impact of subsequent events through March 10, 2011, the date the financial statements were available to be issued.

Note 2 - Business and credit concentrations:

The Company maintains cash deposits with a major financial institution. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings.

Note 3 - Related-party transactions:

The Company's member performs business advisory services and has the ability to influence the costs allocated to the Company. During the year ended December 31, 2010, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company. The member may allocate expenses to the Company at its discretion. At December 31, 2010, the Company owed the Company's member $9,532 for expenses paid on the Company's behalf.

Note 4 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $9,297, which was $4,297 in excess of the required net capital of $5,000. The Company's net capital ratio was 2.19 to 1.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2010

Net capital:		
Member's equity	$	18,643
Deduct nonallowable assets - prepaid expenses and other		9,346
Net capital	$	9,297
Aggregate indebtedness - total liabilities	$	20,384
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital over minimum net capital	$	4,297
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$	3,297
Ratio of aggregate indebtedness to net capital		2.19

No material discrepencies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Member
BWK Trinity Capital Securities, LLC

In planning and performing our audit of the financial statements of BWK Trinity Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Los Angeles, California
March 10, 2011

BWK TRINITY CAPITAL SECURITIES, LLC
(A SINGLE MEMBER LIMITED LIABILITY COMPANY)

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010